UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 23, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Airlines Group Inc.
File No. 1-08400

American Airlines, Inc.
File No. 1-02691

US Airways Group, Inc.
File No. 1-08444

US Airways, Inc.
File No. 1-08442

CF #34744

American Airlines Group Inc. and American Airlines, Inc. (as successors to US Airways Group, Inc. and US Airways, Inc.) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information they excluded from the Exhibits to multiple forms listed below.

Based on representations by American Airlines Group Inc. and American Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.19	10-K	2/21/2008	October 31, 2026
10.23	10-K	2/18/2009	October 31, 2026
10.3	10-Q	4/23/2009	October 31, 2026
10.3	10-Q	10/22/2009	October 31, 2026
10.96	10-K	2/17/2010	October 31, 2026
10.97	10-K	2/17/2010	October 31, 2026
10.43	10-K	2/28/2014	October 31, 2026
10.1	10-Q	10/23/2015	October 31, 2026

10.97	10-K	2/24/2016	October 31, 2026
10.98	10-K	2/24/2016	October 31, 2026
10.1	10-Q	4/22/2016	October 31, 2026
10.4	10-Q	10/20/2016	October 31, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary